2008 Annual Report

to Shareholders

PRESIDENT'S LETTER TO SHAREHOLDERS

To our Shareholders:

    Fiscal 2008 was a challenging and eventful year for Home Federal Bancorp as management and the Board of Directors embarked on a new business strategy which was ultimately impacted by the continuing turmoil in the financial markets.  In December 2007, the Board of Directors approved a strategy to diversify and grow Home Federal Bancorp through the conversion of Home Federal Mutual Holding Company, reorganization of Home Federal Bancorp as a fully-public stock holding company and the simultaneous acquisition of a local financial institution and its holding company which would have more than doubled the asset size of Home Federal Bancorp.  Unfortunately, market conditions for bank and thrift stocks changed significantly after we began the stock offering process.  The ongoing problems in the residential mortgage lending market depressed the securities market for most financial institutions which adversely affected our ability to complete the stock offering.  Fortunately, while there continues to be instability in the mortgage lending market, our loan quality remains strong with no non-performing loans at June 30, 2008.  In August 2008, we terminated the stock offering and the acquisition which was contingent on completion of the offering.  As a result, our earnings for fiscal 2008 were negatively impacted by the recognition of $883,000 in merger and stock issuance expense.

    Although we were not able to implement the conversion and acquisition, we remain committed to building on Home Federal Bancorp's core strengths, operating a profitable community-oriented financial institution and implementing elements of our business strategy including:

●	Growing and diversifying our loan portfolio by increasing our originations of commercial real estate and business loans;

●	Diversifying our products and services; and

●	Enhancing core earnings.

In August 2008, we adopted our third stock repurchase program since Home Federal Bancorp's initial public offering completed in January 2005.  The new repurchase plan provides for the repurchase of up to 125,000 shares, or approximately 10.0% of Home Federal Bancorp's outstanding common stock held by shareholders other than Home Federal Mutual Holding Company.

Home Federal Bancorp continues to benefit from the strong economic outlook in the Shreveport-Bossier City market area.  Construction, educational and health services, information, and leisure and hospitality sectors are expected to be the primary sources for employment growth in the near future.  Approximately $1.0 billion in public- and private-sector construction projects are currently planned or in process, including the construction of two steel manufacturing plants at the Port of Shreveport-Bossier, the recently completed Shreveport Convention Center and InterTech Science Park and a $500 million redevelopment project in central Shreveport.  Barksdale AFB, located in Bossier Parish, employs an estimated 7,900 active duty and reserve personnel and 2,000 civilian and contract employees.  The Air Force Cyberspace Command is being considered for location at Barksdale AFB.  In an effort to persuade the Air Force, Bossier City officials have broken ground on a Cyber Innovation Center and National Cyber Research Park, a private/public partnership between industry, government and academia.  We expect that the developments will have a significant impact on the local economy due to the high salaries associated with the engineering and technical consulting positions that will be created at the base and by its contractors.

Fiscal 2009 will present Home Federal Bancorp with new challenges; however, we are hopeful that there will be new opportunities as well.  The Board of Directors, senior management and staff of Home Federal Bancorp are committed to addressing the challenges and pursuing the opportunities that lie ahead.

Thank you for the trust you have placed in us and your continued support.

Daniel R. Herndon
President and Chief Executive Officer

Home Federal Bancorp, Inc. of Louisiana

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by the more detailed financial information contained elsewhere herein.  You should read the consolidated financial statements and related notes contained in this Annual Report.

	At or For the Year Ended June 30,
(Dollars in Thousands, except per share data)
Selected Financial and Other Data:	2008	2007
Total assets	$137,715	$118,785
Cash and cash equivalents	7,363	3,972
Securities available for sale	96,324	83,752
Securities held to maturity	1,688	1,408
Loans held-for-sale	852	1,478
Loans receivable, net	28,263	25,211
Deposits	78,359	77,710
FHLB advances	26,876	12,368
Total Stockholders' Equity	27,874	27,812
Full service offices	3	3

Selected Operating Data:
Total interest income	$7,004	$6,590
Total interest expense	3,968	3,448
Net interest income	3,036	3,142
Provision for loan losses	--	1
Net interest income after provision for loan losses	3,036	3,141
Total non-interest income	198	240
Total non-interest expense	(3,359)	(2,417)
(Loss) income before income taxes	(125)	964
Income tax (benefit) expense	(43)	327
Net (loss) income	$(82)	$637

Selected Operating Ratios(1):
Average yield on interest-earning assets	5.39%	5.69%
Average rate on interest-bearing liabilities	4.00	3.84
Average interest rate spread(2)	1.39	1.85
Net interest margin(2)	2.33	2.71
Average interest-earning assets to average interest-bearing liabilities	131.06	128.93
Net interest income after provision for loan losses to non-interest expense	90.38	129.95
Total non-interest expense to average assets	2.52	2.00
Efficiency ratio(3)	103.87	71.49
Return on average assets	(.06)	.53
Return on average equity	(2.48)	2.13
Average equity to average assets	24.83	24.82

Asset Quality Ratios(4):
Non-performing loans as a percent of total loans receivable(5)	--%	.46%
Non-performing assets as a percent of total assets(5)	.04	.10
Allowance for loan losses as a percent of total loans receivable	.82	.92
Net charge-offs to average loans receivable	--	--

Association Capital Ratios(4):
Tangible capital ratio	20.21%	22.79%
Core capital ratio	20.21	22.79
Total capital ratio	73.08	80.63
___________________
(1)	With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(2)
Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(4)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.

(5)
Non-performing assets consist of non-performing loans at June 30, 2008 and 2007.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.  Home Federal Savings and Loan did not have any real estate owned or troubled debt restructurings at June 30, 2007.  Real estate owned at June 30, 2008 amounted to $52,000.

Home Federal Bancorp, Inc. of Louisiana

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

Our profitability depends primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing.  Our profitability also depends, to a lesser extent, on non-interest income, provision for loan losses, non-interest expenses and federal income taxes.  Home Federal Bancorp, Inc. of Louisiana had a net loss of $82,000 in fiscal 2008 and net income of $637,000 in fiscal 2007.

Historically, our business has consisted primarily of originating single-family real estate loans secured by property in our market area.  Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans.  Our loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook accounts.  The combination of these factors has resulted in low interest rate spreads and returns on equity.  Due to the low interest rate environment, a significant amount of our loans have been refinanced in recent years.  Rather than reinvest the proceeds from these refinancings in long-term, low yielding loans, we have invested in marketable securities in order to position ourselves more favorably for a rising interest rate environment.  Because investment securities generally yield less than loans, however, our net interest margin has been further pressured and our net interest income has remained stable at $3.0 million for fiscal 2008 and $3.1 million for fiscal 2007.  Although we may attempt to diversify into greater consumer and commercial lending in the future in order to improve the yield on our portfolio, we presently anticipate that our lending business will continue to consist primarily of originating single-family mortgages funded through deposits.

During fiscal 2008, Home Federal Bancorp entered into an Agreement and Plan of Merger with First Louisiana Bancshares, Inc., pursuant to which Home Federal Bancorp would acquire First Louisiana Bancshares and its wholly-owned subsidiary, First Louisiana Bank.  Simultaneously with the adoption of the Agreement and Plan of Merger, Home Federal Mutual Holding Company adopted a Plan of Conversion and Reorganization whereby Home Federal Mutual Holding Company would convert from the mutual holding company form of organization to the fully public stock holding company form of organization and offer shares of a new holding company to its members and the general public in a subscription and community offering.  At the close of the offering period in August 2008, the orders received were not sufficient to reach the required minimum of the offering range.  As a result, Home Federal Bancorp's second-step conversion and offering terminated and, as of August 14, 2008, Home Federal Bancorp and First Louisiana Bancshares mutually agreed to terminate the Agreement and Plan of Merger.  Completion of the merger was contingent on completion of the second-step conversion.  During fiscal 2008, Home Federal Bancorp incurred related merger and stock issuance expenses of $883,000.

Home Federal Bancorp's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond our control.

Forward-Looking Statements Are Subject to Change

We make certain statements in this document as to what we expect may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on our current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. You should be aware that our current expectations and beliefs as to future events are subject to change at any time, and we can give you no assurances that the future events will actually occur.

Critical Accounting Policies

In reviewing and understanding financial information for Home Federal Bancorp, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements.  These policies are described in Note 1 of the notes to our consolidated financial statements included in this Annual Report.  Our accounting and financial reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

Home Federal Bancorp, Inc. of Louisiana

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Allowance for Loan Losses.  We have identified the evaluation of the allowance for loan losses as a critical accounting policy where amounts are sensitive to material variation.  The allowance for loan losses is established through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will cover known and inherent losses in the loan portfolio, based on evaluations of the collectability of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impacted loans, value of collateral, estimated losses on our commercial and residential loan portfolios and general amounts for historical loss experience.  All of these estimates may be susceptible to significant changes as more information becomes available.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Historically, our estimates of the allowance for loan loss have not required significant adjustments from management's initial estimates. In addition, the Office of Thrift Supervision, as an integral part of their examination processes, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management's estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Income Taxes.  Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws.  Realizing our deferred tax assets principally depends upon our achieving projected future taxable income.  We may change our judgments regarding future profitability due to future market conditions and other factors.  We may adjust our deferred tax asset balances if our judgments change.

Changes in Financial Condition

Home Federal Bancorp's total assets increased $18.9 million, or 15.9%, to $137.7 million at June 30, 2008 compared to $118.8 million at June 30, 2007.  This increase was primarily due to an increase in available-for-sale securities of $12.6 million, an increase in cash and cash equivalents of $3.4 million, and an increase in loans receivable and loans held-for-sale of $2.4 million, compared to the prior year period.

Securities available for sale increased $12.6 million, or 15.0%, from $83.8 million at June 30, 2007 to $96.3 million at June 30, 2008.  This increase resulted primarily from the investment of Federal Home Loan Bank borrowings.  During the past two years, we have experienced significant loan prepayments due to the heavy volume of loan refinancing.  However, when interest rates were at their cyclical lows, management was reluctant to invest in long-term, fixed rate mortgage loans for the portfolio and instead sold the majority of the long-term, fixed rate mortgage loan production.  We have attempted to strengthen our interest-rate risk position and favorably structure our balance sheet to take advantage of a rising rate environment by purchasing investment securities classified as available for sale.

Home Federal Bancorp, Inc. of Louisiana
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Cash and cash equivalents increased $3.4 million, or 85.3%, from $4.0 million at June 30, 2007 to $7.4 million at June 30, 2008.  The increase in cash and cash equivalents was attributable primarily to the growth in our deposits, funding through advances from the Federal Home Loan Bank, and cash received associated with our proposed stock issuance.  These inflows of cash and cash equivalents were partially offset by the acquisition of investment securities and the funding of our loan growth.  In August 2008, the proposed stock issuance was terminated and $8.1 million in cash subscription orders were returned to subscribers.

Loans receivable, net increased $3.1 million, or 12.3%, from $25.2 million at June 30, 2007 to $28.3 million at June 30, 2008.  The increase in loans receivable, net was attributable primarily to an increase in one-to-four family residential loans of $2.0 million, and an increase in mortgage loans secured by other properties of $1.2 million.  The increase in one-to-four family residential loans was primarily due to the purchase of first mortgage loans originated by another mortgage loan company.  The purchased loans are from a mortgage originator located in Arkansas and are secured by one-to-four-family residential properties in predominantly rural areas of Louisiana and Arkansas, and to a lesser extent, Texas and Mississippi.  While the purchased loans are originated as fixed rate loans, Home Federal receives an adjustable rate of interest.  Under the terms of the loan agreements, the seller retains servicing rights and agrees to repurchase any loan that becomes more than 90 days delinquent for as long as such loans are outstanding.  At June 30, 2008, the balance of purchased loans approximated $10.5 million, including $10.3 million of loans from the mortgage originator in Arkansas.

Total liabilities increased $18.8 million, or 20.7%, from $91.0 million at June 30, 2007 to $109.8 million at June 30, 2008 due primarily to an increase of $14.5 million, or 117.3%, in FHLB advances and an increase in escrow deposits of $3.6 million representing funds received in the proposed stock issuance, which was subsequently terminated.  Deposits increased $649,000 during the year ended June 30, 2008.  The increase in deposits was attributable primarily to increases in our Passbook Savings Accounts as well as increases in non-interest bearing and NOW accounts, partially offset by decreases in money market accounts and certificates of deposit.  Certificates of deposit decreased $895,000, or 1.4%, from $63.0 million at June 30, 2007 to $62.1 million at June 30, 2008.

Stockholders' equity increased $62,000, or 0.2%, to $27.9 million at June 30, 2008 due primarily to a decrease of $207,000 in the company's accumulated other comprehensive loss, and the vesting of restricted stock awards of $156,000.  These equity increases were partially offset by a net loss of $82,000 for the year ended June 30, 2008, and dividends of $296,000 paid during the year ended June 30, 2008.  The change in accumulated other comprehensive income was primarily due to the change in net unrealized loss on securities available for sale due to recent minor declines in interest rates.  The net unrealized loss on securities available for sale is affected by interest rate fluctuations.  Generally, an increase in interest rates will have an adverse impact while a decrease in interest rates will have a positive impact.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin.  Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

Home Federal Bancorp, Inc. of Louisiana

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

		Year Ended June 30,
		2008			2007
	Yield/Rate at June 30, 2008	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(Dollars in Thousands)
Interest-earning assets:
Investment securities	4.96%	$94,775	$4,780	5.04%	$86,552	$4,550	5.26%
Loans receivable	6.78	28,698	2,072	7.22	23,680	1,739	7.34
Interest-earning deposits	2.22	6,564	152	2.32	5,633	301	5.35
Total interest-earning assets	5.26%	130,037	7,004	5.39	115,865	6,590	5.69%
Non-interest-earning assets		3,367			4,875
Total assets		$133,404			$120,740

Interest-bearing liabilities:
Savings accounts	.50%	4,546	22	.49%	$4,630	23	.49%
NOW accounts	.17	7,176	16	.22	6,983	15	.21
Money market accounts	.40	2,999	12	.40	3,030	12	.40
Certificate accounts	4.33	63,893	2,985	4.67	60,344	2,710	4.49
Total deposits	3.42	78,614	3,035	3.86	74,987	2,760	3.68
FHLB advances	4.27	20,602	933	4.53	14,883	688	4.63
Total interest-bearing liabilities	3.63%	99,216	3,968	4.00%	89,870	$3,448	3.84%
Non-interest-bearing liabilities		1,058			899
Total liabilities		100,274			90,769
Total Stockholders' Equity(1)		33,130			29,971
Total liabilities and equity		$133,404			$120,740
Net interest-earning assets		$30,821			$25,995
Net interest income; average interest rate spread(2)			$3,036	1.39%		$3,142	1.85%
Net interest margin(3)				2.33%			2.71%
Average interest-earning assets to average interest-bearing liabilities				131.06%			128.93%

___________________
(1)	Includes retained earnings and accumulated other comprehensive loss.

(2)	Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.

(3)	Net interest margin is net interest income divided by net average interest-earning assets.

Home Federal Bancorp, Inc. of Louisiana

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Rate/Volume Analysis.  The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Home Federal Bancorp's interest income and interest expense during the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by current year volume), and (iii) total change in rate and volume.  The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	2008 vs. 2007			2007 vs. 2006
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
	(In Thousands)
Interest income:
Investment securities	$(203)	$433	$230	$220	$291	$511
Loans receivable, net	(35)	368	333	69	250	319
Interest-earning deposits	(199)	50	(149)	67	29	96
Total interest-earning assets	(437)	851	414	356	570	926
Interest expense:
Savings accounts	-	(1)	(1)	1	(2)	(1)
NOW accounts	1	-	1	--	(1)	(1)
Money market accounts	-	-	-	--	(2)	(2)
Certificate accounts	115	160	275	507	149	656
Total deposits	116	159	275	508	144	652
FHLB advances	(20)	265	245	169	194	363
Total interest-bearing liabilities	96	424	520	677	338	1,015
(Decrease) Increase in net interest income	$(533)	$427	$(106)	$(321)	$232	$(89)

Comparison of Operating Results for the Years Ended June 30, 2008 and 2007

General.  The Company incurred a net operating loss of $82,000 for the year ended June 30, 2008, reflecting a decrease in net income of $719,000 compared to net income of $637,000 for the year ended June 30, 2007.  This decrease was due to small decreases in non-interest income and net interest income, and a large increase in non-interest expense resulting from the charge-off of conversion and merger expenses amounting to $883,000.

Net Interest Income.  Net interest income amounted to $3.0 million for fiscal year 2008 compared to $3.1 million for fiscal year 2007.  The decrease was due primarily to the increase in interest expense incurred on deposit accounts and advances from the Federal Home Loan Bank, partially offset by an increase in total interest income.

The average interest rate spread declined from 1.85% for fiscal 2007 to 1.39% for fiscal 2008 while the average balances of net interest-earning assets increased from $26.0 million to $30.8 million during the same periods.  The percentage of average interest-earning assets to average interest-bearing liabilities increased to 131.06% for fiscal 2008 compared to 128.93% for fiscal 2007.  The decrease in the average interest rate spread reflects the low interest rate environment and management's decision to temporarily invest in lower rate securities available for sale rather than long-term, fixed rate residential mortgage loans.  Additionally, Home Federal Bancorp's average cost of funds increased 16 basis points in fiscal 2008 compared to fiscal 2007 as the Federal Reserve was aggressively raising short-term rates.  Competition for deposits in our market area led us to increase the average rates paid on certificates of deposit 18 basis points in fiscal 2008 compared to fiscal 2007.  Net interest margin declined to 2.33% in fiscal 2008 compared to 2.71% for fiscal 2007.

Interest income increased $414,000, or 6.3%, to $7.0 million for fiscal 2008 compared to fiscal 2007.  Such increase was primarily due to an increase in the average balance of all interest earning assets. The decrease in average yields on interest earning assets reflects falling interest rates in general during fiscal 2008. The increase in the average balance of investment securities was due to the investment of proceeds from Federal Home Loan Bank borrowings in investment securities classified as available-for-sale.  The increase in the average balance of loans receivable was primarily due to the purchase of mortgage loans originated by a third party mortgage company.  Our agreement with the mortgage company provides that they will retain servicing and are required to repurchase such loans for as long as such loans are outstanding if they are not performing according to their terms.

Home Federal Bancorp, Inc. of Louisiana

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Interest expense increased $520,000, or 15.1%, to $4.0 million for fiscal 2008 compared to fiscal 2007 primarily as a result of increases in the average rate paid, the average balance of certificate accounts and the average Federal Home Loan Bank borrowings.

Provision for Loan Losses.  The allowance for loan losses is established through a provision for loan losses charged to earnings as losses are estimated to have occurred in our loan portfolio.  Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of the underlying collateral and prevailing economic conditions.  The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information or events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement.  When a loan is impaired, the measurement of such impairment is based upon the fair value of the collateral of the loan.  If the fair value of the collateral is less than the recorded investment in the loan, we will recognize the impairment by creating a valuation allowance with a corresponding charge against earnings.

An allowance is also established for uncollectible interest on loans classified as substandard. Substandard loans are those loans which are in excess of ninety days delinquent.  The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received.  When, in management's judgment, the borrower's ability to make interest and principal payments is back to normal, the loan is returned to accrual status.

A minimal provision was made to the allowance in fiscal 2007.  No provision was made to the allowance in fiscal 2008 because the allowance was maintained at a level believed, to the best of management's knowledge, to cover all known and inherent losses in the loan portfolio, both probable and reasonable.

Non-Interest Income.  Non-interest income amounted to $198,000 for the year ended June 30, 2008, a decrease of $42,000, or 17.5%, compared to non-interest income of $240,000 for the year ended June 30, 2007.  Such decrease was due to a $19,000 decrease in gain on sale of securities, and a $26,000 decrease in other non-interest income, partially offset by a $3,000 increase in gain on sale of loans.

Non-Interest Expense.  Non-interest expense increased $940,000, or 38.9%, due primarily to the charge-off of $883,000 in conversion and merger expense, in addition to normal increases in compensation, benefits and other expenses.

Provision For Income Tax Expense.  The provision for income taxes amounted to $327,000 for the fiscal year ended June 30, 2007.  For the fiscal year ended June 30, 2008, the Company realized a net deferred tax benefit of $43,000.  The Company's effective tax rate was 33.9% for both fiscal 2008 and 2007.

Exposure to Changes in Interest Rates

The Company's ability to maintain net interest income depends upon our ability to earn a higher yield on interest-earning assets than the rates we pay on deposits and borrowings.  The Company's interest-earning assets consist primarily of securities available-for-sale and long-term residential mortgage loans which have fixed rates of interest.  Consequently, our ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  Although

Home Federal Bancorp, Inc. of Louisiana

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

long-term, fixed-rate mortgage loans made up a significant portion of our interest-earning assets at June 30, 2008, we sold a substantial amount of our loans and maintained a significant portfolio of securities available-for-sale during the past few years in order to better position Home Federal Bancorp for a rising rate environment.  At June 30, 2008 and 2007, securities available-for-sale amounted to $96.3 million and $83.8 million, respectively, or 69.94% and 70.60%, respectively, of total assets at such dates.  Although this asset/liability management strategy has adversely impacted short-term net income, it provides us with greater flexibility to reinvest such assets in higher-yielding single-family, consumer and commercial business loans in a rising interest rate environment.

Quantitative Analysis.  The Office of Thrift Supervision provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity.  Management reviews the quarterly reports from the Office of Thrift Supervision which show the impact of changing interest rates on net portfolio value.  Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.

Net Portfolio Value.  Our interest rate sensitivity is monitored by management through the use of a model which internally generates estimates of the change in our net portfolio value ("NPV") over a range of interest rate scenarios.  NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts.  The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario.  The following table sets forth our NPV as of June 30, 2008.

Change in Interest Rates In Basis Points	Net Portfolio Value			NPV as % of Portfolio Value of Assets
(Rate Shock)	Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)
300	$17,024	$(10,297)	(37.69)%	13.69%	(5.85)%
200	20,517	(6,803)	(24.90)	15.84	(3.69)
100	23,925	(3,396)	(12.43)	17.77	(1.76)
Static	27,321	--	--	19.53	--
(50)	28,963	1,642	6.01	20.33	.80
(100)	30,497	3,177	11.63	21.03	1.50

Qualitative Analysis.   Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates.  Our fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed our cost of funds.  If interest rates increase, however, we would have to pay more on our deposits and new borrowings, which would adversely affect our interest rate spread.  In order to counter the potential effects of dramatic increases in market rates of interest, we have underwritten our mortgage loans to allow for their sale in the secondary market.  Total loan originations amounted to $18.5 million for both fiscal 2008 and 2007, while loans sold amounted to $13.6 million and $12.4 million during the same respective periods.  More significantly, we have invested excess funds from loan payments and prepayments and loan sales in investment securities classified as available for sale.  As a result, Home Federal Bancorp is not as susceptible to rising interest rates as it would be if its interest-earning assets were primarily comprised of long-term fixed rate mortgage loans.  With respect to its floating or adjustable rate loans, Home Federal Bancorp writes interest rate floors and caps into such loan documents.  Interest rate floors limit our interest rate risk by limiting potential decreases in the interest yield on an adjustable rate loan to a certain level.  As a result, we receive a minimum yield even if rates decline farther and the interest rate on the particular loan would otherwise adjust to a lower amount.  Conversely, interest rate ceilings limit the amount by which the yield on an adjustable rate loan may increase to no more than six percentage points over the rate at the time of origination.  Finally, we intend to place a greater emphasis on shorter-term consumer loans and commercial business loans in the future.

Home Federal Bancorp, Inc. of Louisiana

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

Home Federal Bancorp maintains levels of liquid assets deemed adequate by management.  Our liquidity ratio averaged 95.4% for the quarter ended June 30, 2008.  We adjust our liquidity levels to fund deposit outflows, repay our borrowings and to fund loan commitments.  We also adjust liquidity as appropriate to meet asset and liability management objectives.

Our primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, loan sales and earnings and funds provided from operations.  While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  We set the interest rates on our deposits to maintain a desired level of total deposits.  In addition, we invest excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements.  Our deposit accounts with the Federal Home Loan Bank of Dallas amounted to $2.1 million and $21,000 at June 30, 2008 and 2007, respectively.

A significant portion of our liquidity consists of securities classified as available-for-sale and cash and cash equivalents.  Our primary sources of cash are net income, principal repayments on loans and mortgage-backed securities and increases in deposit accounts.  If we require funds beyond our ability to generate them internally, we have borrowing agreements with the Federal Home Loan Bank of Dallas which provide an additional source of funds.  At June 30, 2008, we had $26.9 million in advances from the Federal Home Loan Bank of Dallas and had $80.7 million in additional borrowing capacity.

At June 30, 2008, the Company had outstanding loan commitments of $104,000 to originate loans.  At June 30, 2008, certificates of deposit scheduled to mature in less than one year, totaled $41.5 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In addition, the cost of such deposits could be significantly higher upon renewal, in a rising interest rate environment.  We intend to utilize our high levels of liquidity to fund our lending activities.  If additional funds are required to fund lending activities, we intend to sell our securities classified as available-for-sale as needed.

Home Federal Savings and Loan is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively.  At June 30, 2008, Home Federal Savings and Loan exceeded each of its capital requirements with ratios of 20.21%, 20.21% and 73.08%, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by Securities and Exchange Commission rules, and have not had any such arrangements during the two years ended June 30, 2008.  See Notes 8 and 15 to the Notes to Consolidated Financial Statements contained in this Annual Report.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein regarding Home Federal Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.  Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature.  As a result, interest rates generally have a more significant impact on Home Federal Bancorp's performance than does the effect of inflation.  Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Home Federal Bancorp, Inc.
of Louisiana and Subsidiary
Shreveport, Louisiana

We have audited the accompanying consolidated balance sheets of Home Federal Bancorp, Inc. of Louisiana (the Company) and its wholly-owned subsidiary as of June 30, 2008 and 2007, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Federal Bancorp, Inc. of Louisiana and its wholly-owned subsidiary, Home Federal Savings and Loan Association, as of June 30, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

A Professional Accounting Corporation

Metairie, Louisiana
September 26, 2008

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Balance Sheets
June 30, 2008 and 2007

	2008	2007
	(In Thousands)
Assets
Cash and Cash Equivalents (Includes Interest-Bearing Deposits with Other Banks of $4,957 and $3,025 for 2008 and 2007, Respectively)	$7,363	$3,972
Securities Available-for-Sale	96,324	83,752
Securities Held-to-Maturity	1,688	1,408
Loans Held-for-Sale	852	1,478
Loans Receivable, Net	28,263	25,211
Accrued Interest Receivable	550	499
Premises and Equipment, Net	880	923
Deferred Tax Asset	1,691	1,476
Foreclosed Real Estate	52	-
Other Assets	52	66

Total Assets	$137,715	$118,785

Liabilities and Stockholders' Equity

Liabilities
Deposits	$78,359	$77,710
Advances from Borrowers for Taxes and Insurance	177	196
Advances from Federal Home Loan Bank of Dallas	26,876	12,368
Stock Purchase Deposit Escrow	3,575	-
Other Accrued Expenses and Liabilities	854	699

	109,841	90,973
Total Liabilities

Equity
Preferred Stock - No Par Value; 2,000,000 Shares Authorized;None Issued and Outstanding	-	-
Common Stock - $.01 Par Value; 8,000,000 Shares Authorized;3,558,958 Shares Issued; 3,383,287 Shares Outstanding at June 30, 2008 and 3,387,202 Shares Outstanding at June 30, 2007	14	14
Additional Paid-In Capital	13,567	13,509
Treasury Stock, at Cost - 175,671 Shares at June 30, 2008; 171,756 Shares at June 30, 2007	(1,809)	(1,771)
Unearned ESOP Stock	(940)	(997)
Unearned RRP Trust Stock	(395)	(551)
Retained Earnings	20,071	20,449
Accumulated Other Comprehensive Loss	(2,634)	(2,841)

Total Stockholders' Equity	27,874	27,812

Total Liabilities and Stockholders' Equity	$137,715	$118,785

See accompanying notes to consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Operations
For the Years Ended June 30, 2008 and 2007

	2008	2007
	(In Thousands, Except Per Share Data)
Interest Income
Loans, Including Fees	$2,072	$1,739
Investment Securities	243	285
Mortgage-Backed Securities	4,537	4,265
Other Interest-Earning Assets	152	301

Total Interest Income	7,004	6,590

Interest Expense
Deposits	3,035	2,760
Federal Home Loan Bank Borrowings	933	688

Total Interest Expense	3,968	3,448

Net Interest Income	3,036	3,142

Provision for Loan Losses	-	1

Net Interest Income after Provision for Loan Losses	3,036	3,141

Non-Interest Income
Gain on Sale of Loans	6	3
Gain on Sale of Securities	149	168
Other Income	43	69

Total Non-Interest Income	198	240

Non-Interest Expense
Compensation and Benefits	1,572	1,487
Occupancy and Equipment	168	178
Data Processing	69	73
Audit and Examination Fees	121	142
Merger and Stock Issuance Costs	883	-
Deposit Insurance Premiums	9	9
Legal Fees	74	66
Franchise and Bank Shares Tax	141	158
Other Expense	322	304

Total Non-Interest Expense	3,359	2,417

(Loss) Income Before Income Taxes	(125)	964

Provision for Income Tax (Benefit) Expense	(43)	327

Net (Loss) Income	$(82)	$637

(Loss) Earnings Per Share
Basic	$(0.03)	$0.19
Diluted	$(0.03)	$0.19

See accompanying notes to consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Comprehensive Income
For the Years Ended June 30, 2008 and 2007

	2008	2007
	(In Thousands)

Net (Loss) Income	$(82)	$637

Other Comprehensive Income, Net of Tax
Unrealized Holding Gains Arising During the Period	425	496
Reclassification Adjustment for Gains Included in Net Income	(218)	(221)

Total Other Comprehensive Income	207	275

Total Comprehensive Income	$125	$912

__________________________________________________________________________________________________________________
See accompanying notes to consolidated financial statements

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended June 30, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Unearned ESOP Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Unearned RRP Trust Stock	Treasury Stock	Total Stockholders'Equity
			(In Thousands)

Balance - July 1, 2006	$14	$13,445	$(1,054)	$20,149	$(3,116)	$(688)	$(211)	$28,539

ESOP Compensation Earned	-	2	57	-	-	-	-	59

Distribution of RRP Trust Stock	-	-	-	-	-	137	-	137

Dividends Paid	-	-	-	(337)	-	-	-	(337)

Stock Options Vested	-	62	-	-	-	-	-	62

Acquisition of Treasury Stock	-	-	-	-	-	-	(1,560)	(1,560)

Net Income	-	-	-	637	-	-	-	637

Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	275	-	-	275

Balance - June 30, 2007	14	13,509	(997)	20,449	(2,841)	(551)	(1,771)	27,812

ESOP Compensation Earned	-	(4)	57	-	-	-	-	53

Distribution of RRP Trust Stock	-	-	-	-	-	156	-	156

Dividends Paid	-	-	-	(296)	-	-	-	(296)

Stock Options Vested	-	62	-	-	-	-	-	62

Acquisition of Treasury Stock	-	-	-	-	-	-	(38)	(38)

Net Loss	-	-	-	(82)	-	-	-	(82)

Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	207	-	-	207
Balance - June 30, 2008	$14	$13,567	$(940)	$20,071	$(2,634)	$(395)	$(1,809)	$27,874
__________________________________________________________________________________________________________________
See accompanying notes to consolidated financial statements

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Cash Flows
For the Years Ended June 30, 2008 and 2007

	2008	2007
	(In Thousands)
Cash Flows from Operating Activities
Net (Loss) Income	$(82)	$637
Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by (Used in) Operating Activities
Net Amortization and Accretion on Securities	(182)	(168)
Amortization of Deferred Loan Fees	(20)	(17)
Provision for Loan Losses	-	1
Depreciation of Premises and Equipment	55	61
Gain on Sale of Securities	(149)	(168)
ESOP Compensation Expense	53	59
Deferred Income Tax (Benefit)	(321)	(21)
Stock Option Expense	62	62
Recognition and Retention Plan Expense	150	134
Changes in Assets and Liabilities
Origination and Purchase of Loans Held-for-Sale	(12,985)	(13,835)
Sale and Principal Repayments of Loans Held-for-Sale	13,611	12,356
Accrued Interest Receivable	(51)	(34)
Other Operating Assets	14	11
Other Operating Liabilities	158	156

Net Cash Provided by (Used in) Operating Activities	313	(766)

Cash Flows from Investing Activities
Loan Originations and Principal Collections, Net	330	1,459
Purchases of Loans	(3,455)	(5,797)
Deferred Loan Fees Collected	42	10
Acquisition of Premises and Equipment	(12)	(37)
Activity in Available-for-Sale Securities
Proceeds from Sales of Securities	15,507	19,086
Proceeds from Maturity of Securities	-	2,000
Principal Payments on Mortgage-Backed Securities	11,582	10,977
Purchases	(39,017)	(31,378)
Activity in Held-to-Maturity Securities
Principal Payments on Mortgage-Backed Securities	138	155
Purchases	(416)	(130)

Net Cash Used in Investing Activities	(15,301)	(3,655)
__________________________________________________________________________________________________________________
See accompanying notes to consolidated financial statements

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Cash Flows (Continued)
For the Years Ended June 30, 2008 and 2007

	2008	2007
	(In Thousands)
Cash Flows from Financing Activities
Net Increase in Deposits	650	6,431
Proceeds from Advances from Federal Home Loan Bank	18,700	7,250
Repayment of Advances from Federal Home Loan Bank	(4,192)	(8,299)
Dividends Paid	(296)	(337)
Acquisition of Treasury Stock	(38)	(1,560)
Net Decrease in Advances from Borrowers for Taxes and Insurance	(20)	(22)
Stock Purchase Deposit Escrow	3,575	-

Net Cash Provided by Financing Activities	18,379	3,463

Net Increase (Decrease) in Cash and Cash Equivalents	3,391	(958)

Cash and Cash Equivalents, Beginning of Year	3,972	4,930

Cash and Cash Equivalents, End of Year	$7,363	$3,972

Supplemental Cash Flow Information
Interest Paid on Deposits and Borrowed Funds	$3,930	$3,439
Income Taxes Paid	252	352
Market Value Adjustment for Gain (Loss) on Securities Available-for-Sale	314	417

Non-Cash Investing Activity
Loans Transferred to Foreclosed Real Estate During the Year	52	-
__________________________________________________________________________________________________________________
See accompanying notes to consolidated financial statements

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 1.	Summary of Significant Accounting Policies

Nature of Operations
On January 18, 2005, Home Federal Savings and Loan Association (the Association) completed its reorganization to the mutual holding company form of organization and formed Home Federal Bancorp, Inc. of Louisiana (the Company) to serve as the stock holding company for the Association.  In connection with the reorganization, the Company sold 1,423,583 shares of its common stock in a subscription and community offering at a price of $10.00 per share.  The Company also issued 60% of its outstanding common stock in the reorganization to Home Federal Mutual Holding Company of Louisiana, or 2,135,375 shares.

The Association is a federally chartered, stock savings and loan association and is subject to federal regulation by the Federal Deposit Insurance Corporation and the Office of Thrift Supervision.  The Association provides financial services to individuals, corporate entities and other organizations through the origination of loans and the acceptance of deposits in the form of passbook savings, certificates of deposit, and demand deposit accounts.  Services are provided by three offices, all of which are located in Shreveport, Louisiana.

The Association is subject to competition from other financial institutions, and is also subject to the regulations of certain Federal and State agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation and Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Home Federal Savings and Loan Association.  All significant intercompany balances and transactions have been eliminated.

Use of Estimates
In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the Consolidated Balance Sheets and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses and deferred taxes.

Significant Group Concentrations of Credit Risk
Most of the Company's activities are provided to customers of the Association by three offices, all of which are located in the city of Shreveport, Louisiana.  The area served by the Association is primarily the Shreveport-Bossier City metropolitan area; however, loan and deposit customers are found dispersed in a wider geographical area covering much of northwest Louisiana.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 1.	Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents
For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, balances due from banks, and federal funds sold, all of which mature within ninety days.

At June 30, 2008 and 2007, cash and cash equivalents consisted of the following:

	2008	2007
(In Thousands)
Cash on Hand	$314	$198
Demand Deposits at Other Institutions	4,214	770
Federal Funds Sold	2,835	3,004

Total	$7,363	$3,972

Securities
The Company classifies its debt and equity investment securities into one of three categories: held-to-maturity, available-for-sale, or trading.  Investments in non-marketable equity securities and debt securities, in which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity and carried at cost, adjusted for amortization of the related premiums and accretion of discounts, using the interest method.  Investments in debt securities that are not classified as held-to-maturity and marketable equity securities that have readily determinable fair values are classified as either trading or available-for-sale securities.

Securities that are acquired and held principally for the purpose of selling in the near term are classified as trading securities.  Investments in securities not classified as trading or held-to-maturity are classified as available-for-sale.

Trading account and available-for-sale securities are carried at fair value.  Unrealized holding gains and losses on trading securities are included in earnings while net unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported in other comprehensive income.  Purchase premiums and discounts are recognized in interest income using the interest method over the term of the securities.  Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 1.	Summary of Significant Accounting Policies (Continued)

Loans Held for Sale
Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate.  Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans
Loans receivable are stated at unpaid principal balances, less allowances for loan losses and unamortized deferred loan fees.  Net non-refundable fees (loan origination fees, commitment fees, discount points) and costs associated with lending activities are being deferred and subsequently amortized into income as an adjustment of yield on the related interest earning assets using the interest method.  Interest income on contractual loans receivable is recognized on the accrual method.  Unearned discount on property improvement and automobile loans is deferred and amortized on the interest method over the life of the loan.

Allowance for Loan Losses
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of the underlying collateral and prevailing economic conditions.  The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information or events, it is probable that the Association will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement.  When a loan is impaired, the measurement of such impairment is based upon the fair value of the collateral of the loan.  If the fair value of the collateral is less than the recorded investment in the loan, the Association will recognize the impairment by creating a valuation allowance with a corresponding charge against earnings.

An allowance is also established for uncollectible interest on loans classified as substandard. Substandard loans are those which are in excess of ninety days delinquent.  The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received.  When, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, the loan is returned to accrual status.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 1.	Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)
It should be understood that estimates of future loan losses involve an exercise of judgment.  While it is possible that in particular periods, the Company may sustain losses, which are substantial relative to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the accompanying statements of condition is adequate to absorb possible losses in the existing loan portfolio.

Off-Balance Sheet Credit Related Financial Instruments
In the ordinary course of business, the Association has entered into commitments to extend credit.  Such financial instruments are recorded when they are funded.

Foreclosed Assets
Assets acquired through, or in lieu of, loan foreclosure are held for sale and are carried at the lower of cost or current fair value minus estimated cost to sell as of the date of foreclosure.  Cost is defined as the lower of the fair value of the property or the recorded investment in the loan.  Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.

Premises and Equipment
Land is carried at cost.  Buildings and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.  Estimated useful lives are as follows:

Buildings and Improvements	10 - 40 Years
Furniture and Equipment	3 - 10 Years

Income Taxes
The Company and its wholly-owned subsidiary file a consolidated Federal income tax return on a fiscal year basis.  Each entity will pay its pro-rata share of income taxes in accordance with a written tax-sharing agreement.

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws.

While the Association is exempt from Louisiana income tax, it is subject to the Louisiana Ad Valorem Tax, commonly referred to as the Louisiana Shares Tax, which is based on stockholders' equity and net income.

Earnings per Share
Earnings per share are computed based upon the weighted average number of common shares outstanding during the year.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 1.	Summary of Significant Accounting Policies (Continued)

Non-Direct Response Advertising
The Company expenses all advertising costs, except for direct-response advertising, as incurred.  In the event the Company incurs expense for material direct-response advertising, it will be amortized over the estimated benefit period.  Direct-response advertising consists of advertising whose primary purpose is to elicit sales to customers who could be shown to have responded specifically to the advertising and results in probable future benefits.  For the years ended June 30, 2008 and 2007, the Company did not incur any amount of direct-response advertising.

Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the Consolidated Balance Sheets, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	2008	2007
(In Thousands)

Unrealized Holding Gains on Available-for-Sale Securities	$644	$751
Reclassification Adjustment for Gains Realized in Income	(330)	(334)

Net Unrealized Gains	314	417
Tax Effect	(107)	(142)

Net-of-Tax Amount	$207	$275

The components of accumulated other comprehensive income, included in Stockholders' Equity, are as follows:

	2008	2007
(In Thousands)
Net Unrealized Loss on Securities Available-for-Sale	$(3,991)	$(4,305)
Tax Effect	1,357	1,464

Net-of-Tax Amount	$(2,634)	$(2,841)

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 1.	Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (as amended).  This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position.  An employer with publicly traded equity securities shall initially apply the requirement to recognize the funded status of a benefit plan as of the end of the fiscal year ending after December 31, 2006.  The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 31, 2008.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (as amended).  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007.

In December 2007, the FASB issued SFAS 141(R), Business Combinations.  SFAS 141 (R) will impact how entities apply the acquisition method to business combinations.  Significant changes to how the Company accounts for business combinations under this Statement include 1) the acquisition date will be the date the acquirer obtains control, 2) all identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree  will be stated at fair value on the acquisition date, 3) assets or liabilities arising from noncontractual contingencies will be measured at their acquisition date fair value only if it is more likely than not that they meet the definition of an asset or liability on the acquisition date, 4) adjustments subsequently made to the provisional amounts recorded on the acquisition date will be made retroactively during a measurement period not to exceed one year, 5) acquisition-related restructuring costs that do not meet the criteria in SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, will be expensed as incurred, transaction costs will be expensed as incurred, 7) reversals of deferred income tax valuation allowances and income tax contingencies will be recognized in earnings subsequent to the measurement period, and 8) the allowance for loan losses of an acquiree will not be permitted to be recognized by the acquirer.  Additionally, SFAS 141(R) will require additional disclosures regarding subsequent changes to acquisition-related contingencies, contingent consideration, noncontrolling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and goodwill valuation.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 1.	Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

The Company will be required to apply SFAS 141(R) prospectively to all business combinations completed on or after July 1, 2009.  Early adoption in not permitted.  For business combinations with an acquisition date before the effective date, the provisions of SFAS 141(R) will apply to the subsequent accounting for deferred income tax valuation allowances and income tax contingencies and will require any changes in those amounts to be recorded in earnings.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (an amendment of ARB No. 51).  This Statement was issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements.  This Statement is effective for fiscal years, and interim periods with those fiscal years, beginning on or after December 31, 2008.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (an amendment of FASB Statement No. 133).  This Statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting.  This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles.  This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (the GAAP hierarchy).  This Statement is effective 60 days following the SEC's approval of the PCAOB amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.

The above pronouncements are not expected to have a significant impact on the consolidated financial statements of the Company.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 2.	Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	June 30, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
Securities Available-for-Sale	Cost	Gains	Losses	Value
	(In Thousands)
Debt Securities
FHLMC Mortgage-Backed Certificates	$13,683	$-	$664	$13,019
FNMA Mortgage-Backed Certificates	84,069	24	3,111	80,982
GNMA Mortgage-Backed Certificates	163	-	3	160

Total Debt Securities	97,915	24	3,778	94,161

Equity Securities
242,745 Shares, AMF ARM Fund	2,400	-	237	2,163

Total Securities Available-for- Sale	$100,315	$24	$4,015	$96,324

Securities Held-to-Maturity
		(In Thousands)
Debt Securities
GNMA Mortgage-Backed Certificates	$346	$14	$-	$360
FNMA Mortgage-Backed Certificates	112	1	-	113
FHLMC Mortgage-Backed Certificates	34	-	-	34

Total Debt Securities	492	15	-	507

Equity Securities (Non-Marketable)
11,961 Shares - Federal Home Loan Bank	1,196	-	-	1,196

Total Securities Held-to-Maturity	$1,688	$15	$-	$1,703

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 2.	Securities (Continued)

	June 30, 2007
Securities Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
Debt Securities
FHLMC Mortgage-Backed Certificates	$8,114	$-	$499	$7,615
FNMA Mortgage-Backed Certificates	77,379	1	3,740	73,640
GNMA Mortgage-Backed Certificates	274	1	5	270

Total Debt Securities	85,767	2	4,244	81,525

Equity Securities
231,234 Shares, AMF ARM Fund	2,290	-	63	2,227

Total Securities Available-for- Sale	$88,057	$2	$4,307	$83,752

Securities Held-to-Maturity
		(In Thousands)
Debt Securities
GNMA Mortgage-Backed Certificates	$445	$11	$-	$456
FNMA Mortgage-Backed Certificates	142	2	-	144
FHLMC Mortgage-Backed Certificates	42	1	-	43

Total Debt Securities	629	14	-	643

Equity Securities (Non-Marketable)
7,795 Shares - Federal Home Loan Bank	779	-	-	779

Total Securities Held-to- Maturity	$1,408	$14	$-	$1,422

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 2.	Securities (Continued)

The amortized cost and fair value of debt securities by contractual maturity at June 30, 2008, follows:

	Available-for-Sale		Held-to-Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
		(In Thousands)
Within one year or less	$-	$-	$-	$-
One through five years	-	-	75	76
After five through ten years	780	777	181	182
Over ten years	97,135	93,384	236	249

Totals	$97,915	$94,161	$492	$507

For the year ended June 30, 2008 and 2007, proceeds from the sale of securities available-for-sale amounted to $15.5 million and $19.1 million, respectively.  Gross realized gains amounted to $149,000 and $168,000, respectively.

Information pertaining to securities with gross unrealized losses at June 30, 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	June 30, 2008

	Less Than Twelve Months		Over Twelve Months

	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
Securities Available-for-Sale	Losses	Value	Losses	Value
		(In Thousands)
Debt Securities
Mortgage-Backed Securities	$1,336	$31,202	$2,442	$59,085
Marketable Equity Securities	-	-	237	2,163

Total Securities
Available-for-Sale	$1,336	$31,202	$2,679	$61,248

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 2.	Securities (Continued)

	June 30, 2007

	Less Than Twelve Months		Over Twelve Months

	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
Securities Available-for-Sale	Losses	Value	Losses	Value
		(In Thousands)
Debt Securities
Mortgage-Backed Securities	$539	$19,418	$3,705	$61,459
Marketable Equity Securities	-	-	63	2,227

Total Securities
Available-for-Sale	$539	$19,418	$3,768	$63,686

The Company's investment in equity securities consists primarily of shares of an adjustable rate mortgage loan mutual fund.  The unrealized losses associated with this fund were caused by interest rate increases, and the timing between when these rate increases took place compared to the resulting adjustment in rates in the underlying mortgage loans.  Based on management's assessment of the financial condition of the Company, the Company has the ability and intent to hold these securities until a recovery of fair value occurs.  Based on this assessment and because the decline in market value is attributable to changes in interest rates and not of credit quality, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2008.

The unrealized losses on the Company's investment in mortgage-backed securities were caused by interest rate increases.  The contractual cash flows of these investments are guaranteed by agencies of the U.S. government.  Accordingly, it is expected that these securities would not be settled at a price less than the amortized cost of the Company's investment.  Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2008.

At June 30, 2008, securities with a carrying value of $1.1 million were pledged to secure public deposits.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 3.	Loans Receivable

Loans receivable at June 30, 2008 and 2007, are summarized as follows:

	2008	2007
	(In Thousands)
Mortgage Loans (Principally Conventional)
Principal Balances
Secured by One-to-Four Family Residences	$18,736	$16,669
Secured by Other Properties	4,945	3,650

Total Mortgage Loans	23,681	20,319	U

Consumer and Other Loans
Principal Balances
Equity and Second Mortgage	3,848	4,454
Loans on Savings Accounts	573	283
Equity Lines of Credit	461	427
Automobile Loans	51	57	U

Total Consumer and Other Loans	4,933	5,221	U

Total Loans	28,614	25,540

Less: Allowance for Loan Losses	(235)	(235)
Unamortized Loan Fees	(116)	(94U	)

Net Loans Receivable	$28,263	$25,211

An analysis of the allowance for loan losses follows:

	2008	2007
(In Thousands)
Balance - Beginning of Year	$235	$235
Provision for Loan Losses	-	1
Loan Charge-Offs	U-	(1U	)
Balance - End of Year	$235	$235

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 3.	Loans Receivable (Continued)

Fixed rate loans receivable as of June 30, 2008, are scheduled to mature and adjustable rate loans are scheduled to re-price as follows:

	Under One Year	One to Five Years	Six to Ten Years	Over Ten Years	Total

Loans Secured by One-to-Four Family Residential
Fixed Rate	$550	$290	$601	$6,842	$8,283
Adjustable Rate	10,453	-	-	-	10,453
Other Loans Secured by Real Estate
Fixed Rate	-	-	-	4,945	4,945
All Other Loans	847	954	968	2,164	4,933

Total	$11,850	$1,244	$1,569	$13,951	$28,614

As of June 30, 2008 and 2007, there was no recorded investment in loans that are considered impaired under SFAS Nos. 114 and 118.  The Association has no commitments to loan additional funds to borrowers whose loans were previously in non-accrual status.

Note 4.	Accrued Interest Receivable

Accrued interest receivable at June 30, 2008 and 2007, consisted of the following:

	2008	2007
	(In Thousands)

Accrued Interest on:
Mortgage Loans	$128	$105
Other Loans	19	25
Investments	8	10
Mortgage-Backed Securities	U395	359
Total	$550	$499

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 5.	Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	2008	2007
(In Thousands)

Land	$727	$727
Buildings	1,134	1,132
Equipment	601	601	U

	2,462	2,460
Accumulated DepreciationU	(1,582)	(1,537U	)
Total	$880	$923

Depreciation expense charged against operations for the years ended June 30, 2008 and 2007, was $55,000 and $61,000, respectively.

The Association leases property for a branch facility. The lease, which expires November 30, 2008, requires monthly rental payments of $1,680.  Future minimum rent commitments under this lease for the year ended June 30, 2009, total $8,400.

This lease provides for five ten-year option periods with rental adjustment provisions.  Total rent expense for the years ended June 30, 2008 and 2007, amounted to $20,000 for each year, respectively.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 6.	Deposits

Deposits at June 30, 2008 and 2007, are summarized as follows:

	Weighted Average Rate at	2008		2007
	6/30/2008	Amount	Percent	Amount	Percent
		(Dollars in Thousands)
Non-Interest Bearing	0.00%	$1,679	2.14%	$1,372	1.77%
NOW Accounts	0.17%	6,854	8.75	5,921	7.61
Money Market	0.40%	2,882	3.68	2,941	3.79
Passbook Savings	0.50%	4,836	6.17	4,473	5.76

		16,251	20.74	14,707	18.93
Certificates of Deposit	4.33%	62,108	79.26	63,003	81.07

Total Deposits		$78,359	100.00%	$77,710	100.00%

The composition of Certificates of Deposit accounts by interest rate is as follows:

	2008		2007
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
0.00% to 0.99%	$9	0.00%	$9	0.00%
1.00% to 1.99%	127	0.21	194	0.31
2.00% to 2.99%	9,074	14.61	1,543	2.45
3.00% to 3.99%	12,840	20.68	12,164	19.31
4.00% to 4.99%	24,724	39.81	18,388	29.19
5.00% to 5.99%	15,334	24.69	30,705	48.74

Total Deposits	$62,108	100.00%	$63,003	99.99%

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 6.	Deposits (Continued)

Maturities of Certificates of Deposit accounts at June 30, 2008, are scheduled as follows:

Year Ending June 30,	Amount	Percent	Weighted Average Rate
	(Dollars in Thousands)
2009	$41,504	66.83%	4.2%
2010	10,427	16.79	4.5%
2011	4,527	7.29	4.7%
2012	3,721	5.99	5.0%
2013	1,929	3.10	4.7%
Thereafter	-	-	0.0%

Total	$62,108	100.00%

 Interest expense on deposits for the years ended June 30, 2008 and 2007, was as follows:

	2008	2007
	(In Thousands)

NOW and Money Market	$28	$27
Passbook Savings	22	23
Certificates of Deposit	2,985	2,710

Total	$3,035	$2,760

At June 30, 2008, there were one hundred deposit accounts with balances in excess of $100,000 with an aggregate value of $14.2 million.  These accounts indicated uninsured deposits totaling $4.2 million.  Generally, deposits in excess of $100,000 are not federally insured.

Note 7.	Advances from Federal Home Loan Bank of Dallas

Pursuant to collateral agreements with the Federal Home Loan Bank of Dallas (FHLB), advances are secured by a blanket floating lien on first mortgage loans.  Total interest expense recognized amounted to $933,000 and $688,000, for fiscal years 2008 and 2007, respectively.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 7.	Advances from Federal Home Loan Bank of Dallas (Continued)

Advances at June 30, 2008 and 2007, consisted of the following:

	UAdvance Total
	2008	2007
	(In Thousands)

2.00% to 2.99%	$6,876	$916
3.00% to 3.99%	2,245	1,016
4.00% to 4.99%	7,179	3,459
5.00% to 5.99%	U10,576	6,977

Total	$26,876	$12,368

Maturities of advances at June 30, 2008 are as follows for the year ended June 30th (In Thousands):

Years Ended
June 30,	Amount

2009	$9,579
2010	4,436
2011	4,432
2012	3,606
2013	1,951
Thereafter	2,872

Total	$26,876

Note 8.	Commitments

As described in Note 5, the Association leases property for a branch facility.  In addition to this lease, the Association has an agreement with a third-party, which provides on-line data processing services.  The agreement, which expires January 31, 2010, contains a minimum monthly service charge of $4,000.  At the end of this term, the agreement will automatically continue for successive periods of five years unless terminated upon written notice given at least twelve months prior to the end of the present term.  The future minimum commitments for the on-line processing services are as follows for the year ended June 30th (In Thousands):

2009	$48
2010	U28

Total	$76

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 9.	Federal Income Taxes

The Company and its subsidiary file consolidated federal income tax returns.  The current provision for federal and state income taxes is calculated on pretax accounting income adjusted by items considered to be permanent differences between book and taxable income.  Income tax expense for the year ending June 30, 2008 and 2007, is summarized as follows:

	2008	2007
	(In Thousands)

Federal
Current	$278	$348
Deferred (Benefit)	(321)	(21)
State
Current	U-	- U

Total	$(43)	$327

The effective federal income tax rate for the years ended June 30, 2008 and 2007 was 33.93% and 33.94%, respectively.  The provision for income tax differs from that expected by applying federal income tax rates to income before income taxes as a result of the following:

	2008	2007
	(In Thousands)

Expected Tax Provision at a 34% Rate	$(42)	$328
Effect of Non-Taxable Income	(1)	(1U	)

Provision for Income Tax (Benefit) Expense	$(43)	$327

At June 30, 2008 and 2007, temporary differences between the financial statement carrying amount and tax bases of assets that gave rise to deferred tax recognition were related to the effect of loan bad debt deduction differences for tax and book purposes and deferred stock option compensation.  The deferred tax expense or benefit related to securities available-for-sale has no effect on the Association's income tax provision since it is charged or credited to the Association's other comprehensive income or loss equity component. The net deferred income tax asset consisted of the following components at June 30, 2008 and 2007:

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 9.	Federal Income Taxes (Continued)

	2008	2007
	(In Thousands)
Deferred Tax Asset or Liability
Stock Option Compensation	$61	$39
Loans Receivable - Bad Debt Loss Allowances	(27)	(27)
Securities Available-for-Sale Unrealized Loss	1,357	1,464
Conversion and Merger Expense	U300	- U

Total Deferred Tax Asset	$1,691	$1,476

In computing federal taxes on income under provisions of the Internal Revenue Code in years past, earnings appropriated by savings and loan associations to general reserves were deductible in arriving at taxable income if certain conditions were met.  Association retained earnings appropriated to the federal insurance reserve at June 30, 2008 and 2007, amounted to $4.0 million.  Included were appropriations of net income of prior years of $3.3 million, for which no provision for federal income taxes has been made.  If this portion of the reserve is used for any purpose other than to absorb losses, a tax liability will be imposed upon the Association at the then current federal income tax rate.

At June 30, 2008 and 2007, the Company did not have any tax positions which resulted in unrecognized tax benefits.  In addition, the Company had no amount of interest and penalties recognized in the consolidated statements of operations for the years ended June 30, 2008 and 2007, respectively, nor any amount of interest and penalties recognized in the consolidated balance sheets as of June 30, 2008 and 2007, respectively.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 10.	Other Non-Interest Income and Expense

Other non-interest income and expense amounts at June 30, 2008 and 2007, are summarized below:

	2008	2007
	(In Thousands)
Other Non-Interest Income
Service Fees on NOW Accounts	$22	$19
Late Charges	5	5
Commissions and Other	U16	45

Total Other Non-Interest Income	$43	$69

Other Non-Interest Expense
NOW Account Expense	$59	$45
Loan Expenses	6	4
Office Supplies	26	29
Telephone	37	32
Postage	18	17
Business Insurance and Bonds	34	34
Organization Dues and Publications	8	9
Charitable Contributions	3	3
Miscellaneous	71	74
Automobile Expense, Including Depreciation	21	21
Consulting Fees	30	28
Registration Fees	U9	8

Total Other Non-Interest Expense	$322	$304

Note 11.	Retirement Plans

Effective November 15, 2004, the Association adopted the Home Federal Savings and Loan Association Employees' Savings and Profit Sharing Plan and Trust administered by the Pentegra Group.  This plan complies with the requirements of Section 401(k) of the Internal Revenue Code.  Those eligible for this defined contribution plan must have completed twelve months of full time service and attained age 21. Participating employees may make elective salary reduction contributions of up to $15,500 for 2008, of their eligible compensation.  The Association will contribute a basic "safe harbor" contribution of 3% of participant plan salary and will match 50% of the first 6% of plan salary elective deferrals. The Association is also permitted to make discretionary contributions to be allocated to participant accounts. Pension costs, including administrative fees, attributable to the Association's 401(k) safe harbor plan for the years ended June 30, 2008 and 2007, were $66,000 and $57,000, respectively.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 12.	Employee Stock Ownership Plan

During fiscal 2005, the Company instituted an employee stock ownership plan.  The Home Federal Savings and Loan Association Employee Stock Ownership Plan (ESOP) enables all eligible employees of the Association to share in the growth of the Company through the acquisition of stock.  Employees are generally eligible to participate in the ESOP after completion of one year of service and attaining the age of 21.

The ESOP purchased the statutory limit of eight percent of the shares sold in the initial public offering of the Company, excluding shares issued to Home Federal Mutual Holding Company of Louisiana (113,887 shares).  This purchase was facilitated by a loan from the Company to the ESOP in the amount of $1.1 million.  The loan is secured by a pledge of the ESOP shares.  The shares pledged as collateral are reported as unearned ESOP shares in the Consolidated Balance Sheets.  The corresponding note is being repaid in 80 quarterly debt service payments of $23,000 on the last business day of each quarter, beginning March 31, 2005, at the rate of 5.25%.

The Company may contribute to the ESOP, in the form of debt service, at the discretion of its board of directors.  Cash dividends on the Company's stock shall be used to either repay the loan, be distributed to the participants in the ESOP, or retained in the ESOP and reinvested in Company stock.  Shares are released for allocation to ESOP participants based on principal and interest payments of the note.  Compensation expense is recognized based on the number of shares allocated to ESOP participants each year and the average market price of the stock for the current year.  Released ESOP shares become outstanding for earnings per share computations.

As compensation expense is incurred, the Unearned ESOP Shares account is reduced based on the original cost of the stock.  The difference between the cost and the average market price of shares released for allocation is applied to Additional Paid-In Capital.  ESOP compensation expense for the years ended June 30, 2008 and 2007, was $53,000 and $59,000, respectively.

The ESOP shares as of June 30, 2008, are as follows:

Allocated Shares	17,083
Shares Released for Allocation	2,847
Unreleased Shares	93,957

Total ESOP Shares	113,887

Fair Value of Unreleased Shares (In Thousands)	$836

Stock Price at June 30, 2008	$8.90

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 13.	Recognition and Retention Plan

On August 10, 2005, the shareholders of the Company approved the establishment of the Home Federal Bancorp, Inc. of Louisiana 2005 Recognition and Retention Plan and Trust Agreement (the Recognition Plan) as an incentive to retain personnel of experience and ability in key positions. The aggregate number of shares of the Company's common stock subject to award under the Recognition Plan totaled 69,756.  As shares are acquired for the Recognition Plan, the purchase price of these shares will be recorded as a contra equity account.  As the shares are distributed, the contra equity account will be reduced.

Recognition Plan shares are earned by recipients at a rate of 20% of the aggregate number of shares covered by the Recognition Plan over five years.  If the employment of an employee or service as a non-employee director is terminated prior to the fifth anniversary of the date of grant of Recognition Plan share award for any reason, the recipient shall forfeit the right to any shares subject to the award that have not been earned.

The cost associated with the Recognition Plan is based on a share price of $9.85, which represents the market price of the Company's stock on the date on which the Recognition Plan shares were granted.  The cost is being recognized over five years.  Compensation expense pertaining to the Recognition Plan was $150,000 and $134,000, for the years ended June 30, 2008 and 2007, respectively.

A summary of the changes in restricted stock follows:

	Unawarded Shares		Awarded Shares
	2008	2007	2008	2007

Balance - Beginning of Year	1,490	-	54,605	69,756
Purchased by Plan	-	-	-	-
Granted	-	-	-	-
Forfeited	381	1,490	(381)	(1,490)
Earned and Issued	-	-	(15,810)	(13,661)

Balance - End of Year	1,871	1,490	38,414	54,605

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 14.	Stock Option Plan

On August 10, 2005, the shareholders of the Company approved the establishment of the Home Federal Bancorp, Inc. of Louisiana 2005 Stock Option Plan (the Option Plan) for the benefit of directors, officers, and other key employees.  The aggregate number of shares of common stock reserved for issuance under the Option Plan totaled 174,389.  Both incentive stock options and non-qualified stock options may be granted under the plan.

On August 18, 2005, the Company granted 174,389 options to directors and key employees.  Under the Option Plan, the exercise price of each option cannot be less than the fair market value of the underlying common stock as of the date of the option grant, which was $9.85, and the maximum term is ten years.  Incentive stock options and non-qualified stock options granted under the Option Plan become vested and exercisable at a rate of 20% per year over five years, commencing one year from the date of the grant, with an additional 20% vesting on each successive anniversary of the date the option was granted.  The exercise price of the options is equal to the market price of the Company's stock on the date of grant.

Following is a summary of the status of the Option Plan during the fiscal years ended June 30, 2008 and 2007:

	Number of Shares	Weighted Average Exercise Price
Outstanding at July 1, 2007	170,857	$9.85
Granted	-	-
Exercised	-	-
Forfeited	(1,095)	9.85
Outstanding at June 30, 2008	169,762	$9.85

Options Exercisable at June 30, 2008	73,688	$9.85

Outstanding at July 1, 2006	174,389	$9.85
Granted	-	-
Exercised	-	-
Forfeited	(3,532)	9.85
Outstanding at June 30, 2007	170,857	$9.85

Options Exercisable at June 30, 2007	34,179	$9.85

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 14.	Stock Option Plan (Continued)

The fair value of each option granted is estimated on the grant date using the Black-Scholes model.  The following assumptions were made in estimating fair value:

Dividend Yield	2.0%
Expected Term	10 Years
Risk-free Interest Rate	4.13%
Expected Life	10 Years
Expected Volatility	8.59%

Compensation cost charged to operations was $62,000 in 2008 and 2007.  The income tax benefit realized from the Option Plan was $21,000 in 2008 and 2007.

Following is a summary of the status of options outstanding at June 30, 2008 under the Option Plan:

	Options Outstanding			Options Exercisable
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$9.85	169,762	6.26 Years	$9.85	73,688	$9.85

Note 15.	Off-Balance Sheet Activities

Credit Related Financial Instruments
The Association is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments consist primarily of commitments to extend credit.  Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The Association's exposure to credit loss in the event of non-performance by the other party to loan commitments is represented by the contractual amount of the commitment.  The Association follows the same credit policies in making commitments as it does for on-balance sheet instruments.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 15.	Off-Balance Sheet Activities (Continued)

At June 30, 2008 and 2007, the following financial instruments were outstanding whose contract amounts represent credit risk:

	UContract Amount
	2008	2007
	(In Thousands)

Commitments to Grant Loans	$104	$2,132
Unfunded Commitments Under Lines of Credit	847	1,325

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee.  The commitments for equity lines of credit may expire without being drawn upon.  Therefore, the total commitment amounts do not necessarily represent future cash requirements.  The amount and type of collateral obtained, if deemed necessary by the Association upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Cash Deposits
At various times during the year, the Company maintains cash balances in financial institutions that are in excess of amounts insured by an agency of the federal government.

Regional Credit Concentration
A substantial portion of the Association's lending activity is with customers located within a 100 mile radius of the Shreveport, Louisiana metropolitan area, which includes areas of northwest Louisiana, northeast Texas and southwest Arkansas. Although concentrated within the region, the Association has a diversified loan portfolio, which should preclude the Association from being dependent upon the well being of any particular economic sector to ensure collectibility of any significant portion of its debtors' loan contracts.

Other Credit Concentrations
The Association has purchased, with recourse, a significant number of loans from third-party mortgage originators.  These loans are serviced by these entities. At June 30, 2008 and 2007, the balance of the loans outstanding being serviced by these entities was $10.5 million and $7.9 million, respectively.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 15.	Off-Balance Sheet Activities (Continued)

Interest Rate Floors and Caps
The Association writes interest rate floors and caps into its variable rate mortgage loan contracts and loan servicing agreements in an attempt to manage its interest rate exposure.  Such floors and caps enable customers to transfer, modify, or reduce their interest rate risk, which, in turn, creates an off-balance sheet market risk to the Association.  At June 30, 2008, the Association's loan portfolio contained approximately $10.5 million of loans in which the loan contracts or servicing agreements possessed interest rate floors and caps.  Of this amount, $10.4 million consisted of purchased loans, which were originated by third-party mortgage originators.

Note 16.	Related Party Events

In the ordinary course of business, the Association makes loans to its directors and officers. These loans are made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and do not involve more than normal credit risk or present other unfavorable features.

An analysis of the activity in loans made to such borrowers (both direct and indirect), including lines of credit, is summarized as follows for the years ended June 30th.

	2008	2007
	(In Thousands)

Balance - Beginning of Year	$266	$300
Additions	195	-
Principal Payments	(31)	(34)
Balance - End of Year	$430	$266

Deposits from related parties held by the Association at June 30, 2008 and 2007, amounted to $1.3 and $1.5 million, respectively.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 17.	Merger and Stock Issuance Costs

On December 31, 2007, the Company entered into an Agreement and Plan of Merger (the Agreement) with First Louisiana Bancshares, Inc. (First Louisiana) which provided for the merger of First Louisiana with and into the Company.  In connection with the merger, the Company's current mutual holding company, Home Federal Mutual Holding Company of Louisiana, which owns approximately 63.1% of the Company's outstanding shares, was to be merged into the Company in order to consummate the conversion of the Company to a full stock form organization.

In order to facilitate the merger and conversion, the Company offered up to 1,840,000 shares of its common stock to the public.  The costs associated with the stock issuance and conversion were capitalized with the intent to net these costs against the gross proceeds generated from the stock offering.  In addition, certain direct costs associated with the acquisition of First Louisiana were capitalized with the intent that these direct costs would be included in the total cost of the acquisition.  The Company was not able to sell the minimum number of shares required under the offering, and elected to terminate the offering.  As a result, those costs that were capitalized pertaining to the stock issuance and conversion, and with the planned merger with First Louisiana were written off and charged to expense in the consolidated statement of operations for the year ended June 30, 2008.  The amount of merger, conversion and stock issuance costs recognized in the consolidated statement of operations for the year ended June 30, 2008 totaled $883,000.

Note 18.	Regulatory Matters

The Association is subject to various regulatory capital requirements administered by federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly other discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital requirements that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Association is required to maintain minimum capital ratios under OTS regulatory guidelines in order to ensure capital adequacy. Management believes, as of June 30, 2008 and 2007, that the Association met all OTS capital adequacy requirements to which it is subject.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 18.	Regulatory Matters (Continued)

As of June 30, 2008, the most recent notification from the OTS categorized the Association as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Association must maintain minimum capital ratios, which are different than those required to meet OTS capital adequacy requirements. There are no conditions or events since that notification that management believes may have changed the Association's category.  The Association was also classified as well capitalized at June 30, 2007.

The Association's actual and required capital amounts and ratios for OTS regulatory capital adequacy purposes are presented below as of June 30, 2008 and 2007.

		Actual		Required for Capital Adequacy Purposes
		Amount	Ratio	Amount	Ratio
		(Dollars in Thousands)
June 30, 2008
Core Capital	(1)	$28,312	20.21%	$4,203	3.00%
Tangible Capital	(1)	28,312	20.21%	2,101	1.50%
Total Risk-Based Capital	(2)	28,547	73.08%	3,125	8.00%

June 30, 2007
Core Capital	(1)	$27,724	22.79%	$3,649	3.00%
Tangible Capital	(1)	27,724	22.79%	1,825	1.50%
Total Risk-Based Capital	(2)	27,959	80.63%	2,774	8.00%

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 18.	Regulatory Matters (Continued)

The Association's actual and required capital amounts and ratios to be well capitalized under prompt corrective action provisions are presented below as of June 30, 2008 and 2007.

		Actual		Required to be Well Capitalized
		Amount	Ratio	Amount	Ratio
		(Dollars in Thousands)
June 30, 2008
Tier 1 Leverage Capital	(1)	$28,312	20.21%	$7,005	5.00%
Tier 1 Risk-Based Capital	(2)	28,312	72.48%	2,344	6.00%
Total Risk-Based Capital	(2)	28,547	73.08%	3,906	10.00%

June 30, 2007
Tier 1 Leverage Capital	(1)	$27,724	22.79%	$6,082	5.00%
Tier 1 Risk-Based Capital	(2)	27,724	79.95%	2,081	6.00%
Total Risk-Based Capital	(2)	27,959	80.63%	3,468	10.00%

(1) Amounts and Ratios to Adjusted Total Assets
(2) Amounts and Ratios to Total Risk-Weighted Assets

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 18.	Regulatory Matters (Continued)

The actual and required capital amounts and ratios applicable to the Association for the years ended June 30, 2008 and 2007, are presented in the following tables, including a reconciliation of capital under generally accepted accounting principles (GAAP) to such amounts reported for regulatory purposes.

	Actual		Minimum for Capital Adequacy Purposes
June 30, 2008	Ratio	Amount	Ratio	Amount
	(Dollars in Thousands)

Total Equity, and Ratio to Total Assets	18.84%	$25,950
Investments in and Advances to Nonincludable Subsidiaries		$(272)
Unrealized Losses on Securities Available-for-Sale		2,634
Tangible Capital, and Ratio to Adjusted Total Assets	20.21%	$28,312	1.5%	$2,101
Tier 1 (Core) Capital, and Ratio to Adjusted Total Assets	20.21%	$28,312	3.0%	$4,203
Tier 1 (Core) Capital, and Ratio to Risk-Weighted Assets	72.48%	$28,312
Allowance for Loan Losses		235
Equity Investment		-

Total Risk-Based Capital, and Ratio to Risk-Weighted Assets	73.08%	$28,547	8.0%	$3,125

Total Assets		$137,732

Adjusted Total Assets		$140,094

Risk-Weighted Assets		$39,064

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 19.	Regulatory Matters (Continued)

	Actual		Minimum for Capital Adequacy Purposes
June 30, 2007	Ratio	Amount	Ratio	Amount
	(Dollars in Thousands)

Total Equity, and Ratio to Total Assets	21.13%	$25,156
Investments in and Advances to Nonincludable Subsidiaries		$(272)
Unrealized Losses on Securities Available-for-Sale		2,840
Tangible Capital, and Ratio to Adjusted Total Assets	22.79%	$27,724	1.5%	$1,825
Tier 1 (Core) Capital, and Ratio to Adjusted Total Assets	22.79%	$27,724	3.0%	$3,649
Tier 1 (Core) Capital, and Ratio to Risk-Weighted Assets	79.95%	$27,724
Allowance for Loan Losses		235
Equity Investment		-

Total Risk-Based Capital, and Ratio to Risk-Weighted Assets	80.63%	$27,959	8.0%	$2,774

Total Assets		$119,080

Adjusted Total Assets		$121,649

Risk-Weighted Assets		$34,676

Note 19.	Restrictions on Dividends

Federal and state banking regulations place certain restrictions on dividends paid by the Association to the Company.  The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Association.

Note 20.	Fair Value of Financial Instruments

The Company has adopted SFAS No. 107 issued by the Financial Accounting Standards Board which requires disclosure of the fair value of all financial instruments for which it is practical to estimate fair value.

The following methods and assumptions were used by the Association in estimating fair values of financial instruments:

Cash and Cash Equivalents
The carrying amount approximates the fair value of cash and cash equivalents.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 20.	Fair Value of Financial Instruments (Continued)

Securities to be Held-to-Maturity and Available-for-Sale
Fair values for investment securities, including mortgage-backed securities, are based on quoted market prices, where available.  If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.  The carrying values of restricted or non-marketable equity securities approximate their fair values.  The carrying amount of accrued investment income approximates its fair value.

Mortgage Loans Held-for-Sale
Because these loans are normally disposed of within ninety days of origination, their carrying value closely approximates the fair value of such loans.

Loans Receivable
For variable-rate loans that re-price frequently and with no significant changes in credit risk, fair value approximates the carrying value. Fair values for other loans are estimated using the discounted value of expected future cash flows.  Interest rates used are those being offered for loans with similar terms to borrowers of similar credit quality.  The carrying amount of accrued interest receivable approximates its fair value.

Deposit Liabilities
The fair values for demand deposit accounts are, by definition, equal to the amount payable on demand at the reporting date, that is, their carrying amounts.  Fair values for other deposit accounts are estimated using the discounted value of expected future cash flows.  The discount rate is estimated using the rates currently offered for deposits of similar maturities.

Advances from Federal Home Loan Bank
The carrying amount of short-term borrowings approximates their fair value.  The fair value of long-term debt is estimated using discounted cash flow analyses based on current incremental borrowing rates for similar borrowing arrangements.

Accrued Interest Payable
The carrying amount of accrued interest payable on deposits and borrowings approximates the fair value.

Off-Balance Sheet Credit-Related Instruments
Fair values for outstanding mortgage loan commitments to lend are based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements, customer credit quality, and changes in lending rates.  The fair value of interest rate floors and caps contained in some loan servicing agreements and variable rate mortgage loan contracts are considered immaterial within the context of fair value disclosure requirements.  Accordingly, no fair value estimate is provided for these instruments.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 20.	Fair Value of Financial Instruments (Continued)

At June 30, 2008 and 2007, the carrying amount and estimated fair values of the Association's financial instruments were as follows:

	2008		2007
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In Thousands)		(In Thousands)
Financial Assets
Cash and Cash Equivalents	$7,363	$7,363	$3,972	$3,972
Securities Available-for-Sale	96,324	96,324	83,752	83,752
Securities to be Held-to-Maturity	1,688	1,703	1,408	1,422
Loans Held-for-Sale	852	852	1,478	1,478
Loans Receivable	28,263	29,576	25,211	27,035
Accrued Interest Receivable	550	550	499	499

Financial Liabilities
Deposits	78,359	79,667	77,710	77,562
Accrued Interest Payable	144	144	119	119
Advances from Borrowers	177	177	196	196
Advances from FHLB	26,876	26,753	12,368	11,945

Off-Balance Sheet Liabilities
Mortgage Loan Commitments	-	1	-	21

The estimated fair values presented above could be materially different than net realizable value and are only indicative of the individual financial instrument's fair value.  Accordingly, these estimates should not be considered an indication of the fair value of the Association taken as a whole.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 21.	Earnings Per Common Share

The following table presents the components of average outstanding common shares for the years ended June 30, 2008 and 2007:

	2008	2007
Average Common Shares Issued	3,558,958	3,558,958
Average Treasury Shares Held	(175,168)	(57,721)
Average Unearned ESOP Shares	(96,804)	(103,217)
Average Unearned RRP Trust Shares	(42,872)	(57,892)

Weighted Average Number of Common Shares Used in Basic EPS	U3,244,114	3,340,128

Effect of Dilutive Securities Stock Options	U-	7,378

Weighted Average Number of Common Shares and Dilutive Potential Common Shares Used in Dilutive EPS	3,244,114	3,347,506

Earnings per share are computed using the weighted average number of shares outstanding as prescribed in SFAS No. 128.  For the years ended June 30, 2008 and 2007, there were outstanding options to purchase 169,762 and 170,857 shares, respectively, at $9.85 per share.  For fiscal 2008, the options were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market value price of the common shares during the period.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 22.	Parent Company Financial Statements

Financial information pertaining only to Home Federal Bancorp, Inc. of Louisiana as of June 30, 2008 and 2007, is as follows:

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Balance Sheets
June 30, 2008 and 2007

	2008	2007
	(In Thousands)
Assets
Cash and Cash Equivalents	$1,535	$2,470
Investments - Available-for-Sale, at Fair Value	301	-
Investment in Subsidiary	25,950	25,155
Other Assets	191	187

Total Assets	$27,977	$27,812

Liabilities and Stockholders' Equity
Other Liabilities	$103	$-
Stockholders' Equity	27,874	27,812

Total Liabilities and Stockholders' Equity	$27,977	$27,812

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 22.	Parent Company Financial Statements (Continued)

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Statements of Operations
For the Years Ended June 30, 2008 and 2007

	2008	2007
	(In Thousands)
Equity in Undistributed Earnings of Subsidiary	$587	$695
Interest Income	55	94

Total Income	642	789

Operating Expenses	186	182
Conversion and Merger Expense	883	-

Total Expenses	1,069	182

(Loss) Income Before Income Tax Benefit	(427)	607
Income Tax Benefit	(345)	(30)

Net (Loss) Income	$(82)	$637

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 22.	Parent Company Financial Statements (Continued)

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Statements of Cash Flows
For the Years Ended June 30, 2008 and 2007

	2008	2007
	(In Thousands)
Operating Activities
Net (Loss) Income	$(82)	$637
Adjustments to Reconcile Net (Loss) Income to Net Cash Used in Operating Activities
Equity in Undistributed Earnings of Subsidiary	(587)	(695)
Increase in Other Assets	(4)	(135)
Deferred Income Tax	(301)	-
Net Amortization and Accretion on Investments	-	8
Increase in Other Liabilities	103	-
Net Cash Used in Operating Activities	(871)	(185)

Investing Activities
Proceeds from Investment Maturities	-	2,000
Net Cash Provided by Investing Activities	-	2,000

Financing Activities
Paid-In Capital	270	258
Aquisition of Treasury Stock	(38)	(1,560)
Dividends Paid	(296)	(337)
Net Cash Used in Financing Activities	(64)	(1,639)

(Decrease) Increase in Cash and Cash Equivalents	(935)	176
Cash and Cash Equivalents, Beginning of Year	2,470	2,294

Cash and Cash Equivalents, End of Year	$1,535	$2,470

MARKET PRICE OF HOME FEDERAL BANCORP, INC. COMMON SHARES
AND RELATED SHAREHOLDER MATTERS

         Home Federal Bancorp's common shares have been listed on the OTC Bulletin Board ("OTCBB") since January 2005, under the symbol "HFBL."  Presented below are the high and low sales prices for Home Federal Bancorp's common shares for the quarters ended September 30, 2006 through June 30, 2008 and dividends paid for the periods presented.  Such prices do not include retail financial markups, markdowns or commissions.  Information relating to prices has been obtained from the OTCBB.

Quarter ended:	High	Low	Cash dividends per share

Fiscal 2008
June 30, 2008	$9.17	$7.53	$0.06
March 31, 2008	9.51	7.95	0.06
December 31, 2007	10.30	9.03	0.06
September 30, 2007	10.43	9.60	0.06

Fiscal 2007
June 30, 2007	$10.60	$10.10	$0.06
March 31, 2007	10.35	10.25	0.06
December 31, 2006	10.48	10.00	0.06
September 30, 2006	10.50	10.10	0.06

As of September 26, 2008, Home Federal Bancorp had 3,377,600 common shares outstanding held of record by 159 shareholders.  The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Home Federal Bancorp, Inc.'s transfer agent, Registrar and Transfer Company.

Transfer Agent/Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
www.rtco.com

DIRECTORS AND EXECUTIVE OFFICERS

Directors
Daniel R. Herndon Chairman of the Board, President and Chief Executive Officer	David A. Herndon III Director. Retired geologist
Clyde D. Patterson Director. Executive Vice President	Woodus K. Humphrey Director. Insurance executive, Woodus Humphrey Insurance, Inc., Shreveport, Louisiana

Walter T. Colquitt III Director. Dentist, Shrevport, Louisiana	Scott D. Lawrence Director. President of Southwestern Wholesale, Shreveport, Louisiana

Mark M. Harrison Director. Co-owner of House of Carpets and Lighting, Shreveport, Louisiana and co-owner of Roly Poly sandwich franchises, Shreveport and West Monroe, Louisiana	Amos L. Wedgeworth Jr. Director. Retired physician

Henry M. Hearne Director. Self employed in the fields of investments and farming

Executive Officer
DeNell W. Mitchell Vice President and Senior Lending Officer

BANKING LOCATIONS

Main Office

624 Market Street
Shreveport, Louisiana

Branch Offices
6363 Youree Drive	8990 Mansfield Road
Shreveport, Louisiana	Shreveport, Louisiana